HIVE Digital Technologies Ltd.

Consolidated Financial Statements
(In thousands of U.S. dollars)

For the years ended March 31, 2025, and 2024

HIVE Digital Technologies Ltd.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of HIVE Digital Technologies Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of HIVE Digital Technologies Ltd. (the "Company"), as of March 31, 2025 and 2024, and the related consolidated statements of (loss) income and comprehensive (loss) income, changes in equity, and cash flows for the years ended March 31, 2025 and 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of HIVE Digital Technologies Ltd. as of March 31, 2025, and 2024, and the results of its operations and its cash flows for the years ended March 31, 2025, and 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor since 2019.

/s/ DAVIDSON & COMPANY LLP
Vancouver, Canada
(PCAOB ID:731)	Chartered Professional Accountants

June 25, 2025

HIVE Digital Technologies Ltd. Consolidated Statements of Financial Position (expressed in thousands of United States dollars)

As at	Note	March 31, 2025	March 31, 2024

Assets
Current assets
Cash		$23,375	$9,678
Amounts receivable and prepaids, net	6	15,343	6,929
Derivative asset	7	1,300	-
Investments	5	24,136	6,974
Digital currencies	7	181,146	161,645
Total current assets		245,300	185,226

Plant and equipment, net	8	202,848	95,356
Long term receivables, net	6	3,017	2,595
Deposits, net	9	74,887	15,917
Right of use assets	15	5,546	7,588
Total assets		$531,598	$306,682

Liabilities
Current liabilities
Accounts payable and accrued liabilities	10	$15,377	$10,595
Current portion of convertible loan - liability component	11	1,871	1,679
Current portion of lease liability	15	2,645	2,304
Acquisition loan payable	4	31,000	-
Current portion of loans payable	13	2,792	2,792
Current portion of term loan	14	3,558	5,608
Warrant liability	12, 26	760	-
Current income tax liability	18	7,954	4,148
Total current liabilities		65,957	27,126

Convertible loan - liability component	11	-	1,875
Convertible loan - derivative component	11	-	120
Loans payable	13	10,200	10,400
Lease liability	15	3,095	5,334
Deferred tax liability	18	3,209	2,415
Total liabilities		82,461	47,270

Equity
Share capital	19	-	-
Additional paid in capital		716,708	523,949
Accumulated other comprehensive income		6,291	6,329
Accumulated deficit		(273,862)	(270,866)
Total equity		449,137	259,412

Total liabilities and equity		$531,598	$306,682

Nature of operations (Note 1)
Commitments and contingencies (Note 16)
Subsequent events (Note 29)

On behalf of the board

"Frank Holmes"	"Marcus New"
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

HIVE Digital Technologies Ltd. Consolidated Statements of (Loss) Income and Comprehensive (Loss) Income (expressed in thousands of United States dollars except per share amounts)

As at	Note	March 31, 2025	March 31, 2024

Revenue from digital currency mining		$105,236	$111,044
High performance computing		10,043	3,421
		115,279	114,465

Cost of sales
Operating and maintenance costs	24	(88,159)	(76,308)
High performance computing service fees		(1,972)	(635)
Depreciation		(64,490)	(63,599)
		(39,342)	(26,077)

Net realized revaluation of digital currencies		33,674	81,835

Operating expenses
Selling, general, administrative expenses	23	(16,648)	(13,204)
Foreign exchange (loss) gain		(5,107)	2,054
Stock-based compensation	20	(10,888)	(7,249)
Total operating expenses		(32,643)	(18,399)

Unrealized gain (loss) on investments		19,067	3,743
Realized loss on investments		(311)	-
Change in fair value of derivatives	15	3,652	362
(Recovery) provision on sales tax receivables	6	966	(6,777)
Gain on sale of equipment		18,493	1,081
Other income (expenses)		346	(59)
Finance expense	22	(2,290)	(3,024)
Income from operations		1,612	32,685

Tax expense	18	4,608	6,185
Net (loss) income after tax for the year		(2,996)	26,500

Other comprehensive income (loss)
Translation adjustment		(38)	(1,076)

Net (loss) income and comprehensive (loss) income		$(3,034)	$25,424

Basic (loss) income per share		$(0.02)	$0.29
Diluted (loss) income per share		$(0.02)	$0.29

Weighted average number of common shares outstanding
Basic	21	127,942,571	90,005,128
Diluted	21	127,942,571	90,005,128

The accompanying notes are an integral part of these consolidated financial statements.

HIVE Digital Technologies Ltd. Consolidated Statements of Changes in Equity (expressed in thousands of United States dollars except share amounts)

Equity	Note	Common shares issued	Amount	Additional paid- in capital	Accumulated other comprehensive income	Accumulated deficit	Total equity

Balance, March 31, 2023		84,172,711	$-	$438,077	$7,405	$(247,366)	$148,116
Share-based compensation	20	-	-	7,249	-	-	7,249
Special warrants		5,750,000	-	21,738	-	-	21,738
Shares offering		14,986,724	-	57,678	-	-	57,678
Vesting of restricted stock units		802,650	-	-	-	-	-
Issuance costs		-	-	(1,977)	-	-	(1,977)
Shares issued in connection with asset acquisition		345,566	-	1,088	-	-	1,088
Exercise of options		22,500	-	96	-	-	96
Net income		-	-	-	-	26,500	26,500
Translation adjustment		-	-	-	(1,076)	-	(1,076)
Balance, March 31, 2024		106,080,151	$-	$523,949	$6,329	$(270,866)	$259,412

Share-based compensation	20	-	-	10,888	-	(270,757)	10,888
Shares offering		59,108,391	-	187,274	-	-	187,274
Vesting of restricted stock units		326,644	-	-	-	-	-
Exercise of options		100,000	-	101	-	-	101
Issuance costs		-	-	(512)	-	-	(512)
Reclassification of special warrants	26	-	-	(5,112)	-	-	(5,112)
Reclassification of derivative component loan	11	-	-	120	-	-	120
Net loss		-	-	-	-	(2,996)	(2,996)
Translation adjustment		-	-	-	(38)	-	(38)
Balance, March 31, 2025		165,615,186	$-	$716,708	$6,291	$(273,862)	$449,137

The accompanying notes are an integral part of these consolidated financial statements.

HIVE Digital Technologies Ltd Consolidated Statements of Cash Flows (expressed in thousands of United States dollars)

As at	March 31, 2025	March 31, 2024

Cash flows from operating activities
Net (loss) income for the year	$(2,996)	$26,500
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities
Revenue recognized from digital currency mined	(105,236)	(111,044)
Proceeds from sale of digital currency	104,519	97,151
Revaluation of digital currency	(33,674)	(81,835)
Depreciation	64,490	63,599
Non-cash lease expense	2,794	2,692
Unrealized (gain) loss on investments	(19,067)	(3,743)
Realized loss on investment	311	-
Change in fair value of derivatives	(3,652)	(362)
(Recovery) provision on sales tax receivables	(966)	6,777
Gain on sale of mining assets	(18,493)	(1,081)
Income tax expense	4,608	6,185
Accretion on convertible debt	1,317	1,825
Share-based compensation	10,888	7,249
Interest expense	414	397
Unrealized foreign exchange	14,549	(20)
Lease payments on operating leases	(2,794)	(2,687)

Changes in non-working capital items
Amounts receivable and prepaids	(4,743)	(772)
Accounts payable and accrued liabilities	4,365	(1,191)

Net cash provided by operating activities	16,634	9,640

Cash flows from investing activities
Deposits on equipment	(53,572)	(14,880)
Proceeds on disposal of investments	1,776	-
Purchases of investments	(1,529)	(341)
Proceeds on disposal of equipment	19,187	1,882
Purchase of equipment	(120,733)	(63,355)
Cash paid on acquisition	(25,692)	(647)
Payment of security deposits	(3,210)	-

Net cash used in investing activities	(183,773)	(77,341)

Cash flows from financing activities
Exercise of options	101	96
Loan payments	(1,343)	-
Term loan payments	(1,786)	(1,531)
Shares offering	186,762	55,701
Issuance of special warrants	-	21,738
Repayment of debenture	(3,000)	(3,000)

Net cash provided by financing activities	180,734	73,004

Effects of exchange rate changes on cash	102	2

Net change in cash during the year	$13,697	$5,305

Cash, restricted cash equivalents and bank overdraft
Beginning of period	9,678	4,373
End of period	$23,375	$9,678

The accompanying notes are an integral part of these consolidated financial statements.

HIVE Digital Technologies Ltd.
Notes to the Consolidated Financial Statements
(expressed in thousands of United States dollars unless otherwise noted and share amounts)
For the years ended March 31, 2025, and 2024.

1. Nature of Operations

HIVE Digital Technologies Ltd. (the "Company") is in the business of providing infrastructure solutions, including the provision of computational capacity to distributed networks, in the blockchain industry.  The Company's operations are focused on operating data centers, the computing power of which is used for high performance computing and the mining of cryptocurrencies.  Digital currencies are subject to risks unique to the asset class and different from traditional assets.  Additionally, the Company may at times hold assets with third party custodians or exchanges that are limited in oversight by regulatory authorities.

The Company was incorporated in the province of British Columbia on June 24, 1987.  The Company is a reporting issuer in each of the Provinces and Territories of Canada and is listed for trading on the TSXV, under the symbol "HIVE.V", as well on the Nasdaq's Capital Markets Exchange under "HIVE", and on the Open Market of the Frankfurt Stock Exchange under "YO0.F". On July 12, 2023, the Company completed a name change from HIVE Blockchain Technologies Ltd. to HIVE Digital Technologies Ltd. The Company's head office is located at Suite 128, 7900 Callaghan Road, San Antonio, Texas, 78229, United States of America and the Company's registered office is located at Suite 2500, 700 West Georgia Street, Vancouver, BC, V7Y 1B3.

2. Basis of Presentation

The accompanying consolidated financial statements (the "financial statements") are prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP") and include the results of the Company and its wholly-owned subsidiaries. Any reference in these notes to applicable guidance is meant to refer to the authoritative guidance found in the Accounting Standards Codification ("ASC") and Accounting Standards Update ("ASU"). These financial statements are presented in U.S. dollars, which is the functional currency of the Company.

(i) Use of estimates

The preparation of these financial statements in conformity with U.S. GAAP requires management to make certain estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, the Company evaluates the estimates used, which include but are not limited to the: estimates in the determination of the fair value of assets acquired and liabilities assumed in connection with acquisitions; discount rate in determining lease liabilities; valuation of long-lived assets and their associated useful lives; the realization of tax assets, estimates of tax liabilities, and valuation of deferred taxes.

These estimates, judgments, and assumptions are reviewed periodically, and the impact of any revisions are reflected in the financial statements in the period in which such revisions are made. Actual results could differ from those estimates, judgments, or assumptions, and such differences could be material to the Company's consolidated financial position and results of operations.

HIVE Digital Technologies Ltd.
Notes to the Consolidated Financial Statements
(expressed in thousands of United States dollars unless otherwise noted and share amounts)
For the years ended March 31, 2025, and 2024.

2. Basis of Presentation (continued)

(ii) Basis of consolidation

These consolidated financial statements include the accounts of the Company and all subsidiaries. Subsidiaries are entities in which the Company has a controlling voting interest or is the primary beneficiary of a variable interest entity. Subsidiaries are fully consolidated from the date control is transferred to the Company and are de-consolidated from the date control ceases. The consolidated financial statements include all the assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiaries after eliminating intercompany balances and transactions.

These consolidated financial statements include the accounts of the Company and the following entities:

Subsidiaries	Jurisdiction of incorporation	Functional currency	Ownership interest March 31, 2025

HIVE Blockchain Switzerland AG	Switzerland	U.S. dollar	100%
HIVE Blockchain Iceland ehf.	Iceland	U.S. dollar	100%
Bikupa Datacenter AB	Sweden	U.S. dollar	100%
Bikupa Datacenter 2 AB	Sweden	U.S. dollar	100%
Bikupa Real Estate AB	Sweden	U.S. dollar	100%
Hive Digital Data Ltd.	Bermuda	U.S. dollar	100%
Liv Eiendom AS	Norway	U.S. dollar	100%
9376-9974 Quebec Inc.	Canada	Canadian dollar	100%
HIVE Atlantic Datacentres Ltd	Canada	Canadian dollar	100%
HIVE Performance Computing Ltd	Bermuda	U.S. dollar	100%
HIVE Performance Cloud Inc.	Canada	Canadian dollar	100%
Zunz S.A.	Paraguay	U.S. dollar	100%
W3X S.A.	Paraguay	U.S. dollar	100%
HIVE Holdings Paraguay 1 Ltd	Bermuda	U.S. dollar	100%
HIVE Holdings Paraguay 2 Ltd	Bermuda	U.S. dollar	100%
BUZZ High Performance Computing Inc.	Canada	Canadian dollar	100%

(iii) Foreign currency

Effective  April 1, 2024, the Company's functional currency changed from the Canadian dollar to the U.S. dollar, which is prospectively accounted for in these consolidated financial statements. The change in functional currency better reflects the ongoing activities and operations of the Company.

For purposes of the Company's consolidated financial statements, the assets and liabilities of subsidiaries with a Canadian dollar functional currency are translated into U.S. dollars. Gains and losses resulting from these translations are reported as a component of accumulated other comprehensive income (loss) on the consolidated statements of comprehensive income (loss). Revenue, expenses, and gains or losses are translated into U.S. dollars using average exchange rates for each period.

Gains and losses from the remeasurement of foreign currency transactions into the functional currency are recognized as a component of other income, net on the consolidated statements of operations.

HIVE Digital Technologies Ltd.
Notes to the Consolidated Financial Statements
(expressed in thousands of United States dollars unless otherwise noted and share amounts)
For the years ended March 31, 2025, and 2024.

3. Summary of Significant Accounting Policies

(a) Revenue recognition

Revenue from digital currency mining

The Company participates in digital asset mining pools and provides computing power and transaction verification services to the mining pool in exchange for consideration. The Company's enforceable right to compensation only begins when, and continues while, the Company provides services to the mining pool operator. The contracts provide both the Company and the mining pool operator the right to terminate the contract at any time, without substantively compensating the other party for termination. As a result, the Company has determined that the duration of the contract is less than twenty-four (24) hours, and the contract is continuously renewed throughout the day other than in the case of one contract which has a one-year term with a 30-day termination notice period.  The Company has also determined that the mining pool operator's renewal right is not a material right, because the terms, conditions, and compensation amounts are at-then current market rates.

In exchange for providing hash calculation service to the mining pool operators, the Company is entitled to non-cash consideration in the form of Bitcoin. This consideration is made up of block rewards and transaction fees, less mining pool operator fees, and are generated as follows:

(i) Block rewards (also called block subsidies) are based upon the total blocks that are expected to be generated on the BTC network as a whole. The fee earned by the Company is first calculated by dividing (a) the total amount of hash rate the Company provides to the mining pool operator, by (b) the total BTC network's implied hash rate (as determined by the BTC network difficulty), multiplied by (c) the total amount of block subsidies that are expected to be generated on the BTC network as a whole.

(ii) Transaction fees refer to the total fees paid by users of the network to execute transactions. The fee paid out by the mining pool operator to the Company is further calculated by dividing (a) the total amount of transaction fees that are actually generated on the BTC network as a whole less the 3 largest and 3 smallest transactions per block, by (b) the total amount of block subsidies that are actually generated on the BTC network as a whole, multiplied by (c) the Company's fee earned as calculated in (i) above. The Company is entitled to its relative share of consideration even if a block is not successfully added to the blockchain by the mining pool.

(iii) Mining pool operating fees are charged by the mining pool operator for operating the mining pool as set forth in a rate schedule to the mining pool contract. The mining pool operating fees reduce the total amount of compensation the Company receives and are only incurred to the extent that the Company has generated mining revenue pursuant to the mining pool operators' payout calculation.

(iv) the consideration to which the Company expects to be entitled for providing computing power is entirely variable (block rewards, transaction fees and pool operating fees), as well as being non-cash consideration, the Company assesses the estimated amount of the variable non-cash consideration to which it expects to be entitled for providing computing power at contract inception and subsequently, to determine when and to what extent it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur once the uncertainty associated with the variable consideration is subsequently resolved. Under the Full-Pay-Per-Share ("FPPS") payout method, the Company recognizes the non-cash consideration on the same day that control of the contracted service transfers to the mining pool operator, which is the same day as the contract inception.

The Company measures the non-cash consideration received at the fair market value of the Bitcoin received. Management estimates fair value on a daily basis, as the quantity of Bitcoin received multiplied by the price quoted on the date and time it was received in the Company's wallet.

HIVE Digital Technologies Ltd.
Notes to the Consolidated Financial Statements
(expressed in thousands of United States dollars unless otherwise noted and share amounts)
For the years ended March 31, 2025, and 2024.

3. Summary of Significant Accounting Policies (continued)

(a) Revenue recognition (continued)

Revenues from high-performance computing hosting

The Company generates revenue by providing high performance computing power to customers. Revenues from the provision of high-performance computing power is measured and recognized as the Company meets its obligation of the provision of high-performance computing power at a point in time. The Company receives proceeds net of commissions. Revenues are recorded at the gross amount and the commission expense is included in operating and maintenance costs.

(b) Digital currencies

Digital currencies are earned as non-cash consideration for providing high performance computing power to a mining pool, in accordance with the Company's revenue recognition policy. Digital currencies are classified as current assets in the consolidated statement of financial position as they are highly liquid, and the Company expects to sell them within twelve months.

Digital currencies are measured at fair value each reporting period, with changes on remeasurement recognized in the consolidated statement of income and comprehensive income. Realized gains and losses are calculated as the difference between the cash proceeds and the cost basis, determined using a weight average cost method.

(c) Fair value measurement

The fair value of assets and liabilities is the amount at which the item could be exchanged in an orderly transaction between market participants. Fair value measurement is based on a hierarchy of observable or unobservable inputs. The standard describes three levels of inputs that may be used to measure fair value. Fair value measurements are classified and disclosed in one of the following three categories:

  Level 1: Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;
  Level 2: Inputs to the valuation methodology other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and the fair value can be determined through the use of models or other valuation methodologies; and
  Level 3: Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity of the asset and liability and the reporting entity makes estimates and assumptions relating to the pricing of the asset or liability, including assumptions regarding risk. This includes certain cash flow pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

(d) Cash

Cash and cash equivalents may include cash on hand, demand deposits and short-term highly liquid investments that are readily convertible into known amounts of cash, with maturities of 90 days or less when acquired.  As of March 31, 2025 and 2024, the Company did not classify any balances as cash equivalents.

HIVE Digital Technologies Ltd.
Notes to the Consolidated Financial Statements
(expressed in thousands of United States dollars unless otherwise noted and share amounts)
For the years ended March 31, 2025, and 2024.

3. Summary of Significant Accounting Policies (continued)

(e) Accounts receivable and allowance for current expected credit losses

Accounts receivable includes current outstanding invoices billed to customers due under customary trade terms. The term between invoicing and when payment is due is not significant.

The Company maintains an allowance for current expected credit losses for accounts receivable, which is recorded as an offset to accounts receivable and changes are classified in general and administrative expense in the consolidated statements of operations and comprehensive loss. Collectability is assessed by reviewing accounts receivable on a collective basis where similar characteristics exist and on an individual basis when specific customers are identified with known disputes or collectability issues. In determining the amount of the expected credit losses, the Company considers historical collectability based on past due status, customer-specific information, market conditions, and reasonable and supportable forecasts of future economic conditions to inform adjustments to historical loss data.

The allowance for credit losses was $nil and $nil as of March 31, 2025, and 2024, respectively.

(f) Investments

Investments in equity securities that have readily determinable fair values are initially and subsequently measured at fair value with changes recognized through the consolidated statement of income and comprehensive income.

For investments that do not have a readily determinable fair value the Company measures the investment at its net asset value ("NAV") where the NAV has been determined following the principles of ASC 946 Financial Services - Investment Entities. For all other investments the Company has elected the fair value option and is measuring those investments at fair value with changes recognized through the consolidated statement of income and comprehensive income.

(g) Plant and equipment

Plant and equipment are stated at cost, net of accumulated depreciation. Cost includes all expenditures incurred to bring assets to the location and condition necessary for them to be operated in the manner intended by management.

Depreciation is computed on a straight-line basis over the estimated useful lives of the assets, which is generally as follows:

  Data center equipment - 2 to 4 years
  Buildings - 15 years
  Leasehold improvements - lesser of useful life or term of the lease

Expenditures for maintenance, repairs and day-to-day servicing are expensed as incurred.

Data center equipment includes directly attributable costs. Directly attributable costs include spare parts and auxiliary equipment that are used in connection with the data center equipment.

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of any replaced parts is derecognized.

Gains and losses on disposal are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

HIVE Digital Technologies Ltd.
Notes to the Consolidated Financial Statements
(expressed in thousands of United States dollars unless otherwise noted and share amounts)
For the years ended March 31, 2025, and 2024.

3. Summary of Significant Accounting Policies (continued)

(h) Impairment of long-lived assets

The Company’s long-lived assets are assessed for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In order to determine if assets have been impaired, assets are grouped and tested at the lowest level for which identifiable independent cash flows  are available ("Asset Group"). When indicators of potential impairment are present, the Company prepares a projected undiscounted cash flow analysis for the respective asset or Asset Group. If the sum of the undiscounted cash flow is less than the carrying value of the asset or Asset Group, an impairment loss is recognized equal to the excess of the carrying value over the fair value, if any. The Company did not identify any indicators of impairment during the periods presented.

(i) Leases

Right of use ("ROU") assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. The Company determines whether an arrangement contains a lease at the inception of the arrangement.

If a lease is determined to exist, the term of such lease is assessed based on the date on which the underlying asset is made available for the Company's use by the lessor. The Company's assessment of the lease term reflects the non-cancelable term of the lease, inclusive of any rent-free periods and/or periods covered by early-termination options which the Company is reasonably certain of not exercising, as well as periods covered by renewal options which the Company is reasonably certain of exercising.

The Company also determines lease classification as either operating or finance at lease commencement, which governs the pattern of expense recognition, and the presentation reflected on the consolidated statements of operations over the lease term. A finance lease is a lease in which 1) ownership of the property transfers to the lessee by the end of the lease term; 2) the lessor grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise; 3) the lease is for a major part of the remaining economic life of the underlying asset; 4) the present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already included in the lease payments equals or exceeds substantially all of the fair value; or 5) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. The Company classifies a lease as an operating lease when it does not meet any one of these criteria. For all periods presented, the Company only had operating leases.

For leases with a term exceeding 12 months, an operating lease liability is recorded on the Company's consolidated balance sheet at lease commencement reflecting the present value of its fixed minimum payment obligations over the lease term. A corresponding operating lease right-of-use asset equal to the initial lease liability is also recorded, adjusted for any prepaid rent and/or initial direct costs incurred in connection with execution of the lease and reduced by any lease incentives received. For purposes of measuring the present value of its fixed payment obligations for a given lease, the Company uses its incremental borrowing rate, determined based on information available at lease commencement, as rates implicit in its leasing arrangements are typically not readily determinable. The Company's incremental borrowing rate reflects the rate it would pay to borrow on a secured basis and incorporates the term and economic environment of the associated lease.

Lease expenses are recognized on a straight-line basis over the lease term and presented in general and administrative expenses in the consolidated statements of operations.

The Company has elected not to recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less that do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company continues to recognize the lease payments associated with these leases as expenses as incurred over the lease term.

Variable lease costs are recognized as incurred and primarily consist of common area maintenance, additional density fees and utility charges not included in the measurement of right of use assets and operating lease liabilities. In addition,  any adjustments to fixed lease payments based on changes in Consumer Price Index (CPI) are treated as variable lease payments and recognized in consolidated statements of (loss) income in the period in which the change occurred.

HIVE Digital Technologies Ltd.
Notes to the Consolidated Financial Statements
(expressed in thousands of United States dollars unless otherwise noted and share amounts)
For the years ended March 31, 2025, and 2024.

3. Summary of Significant Accounting Policies (continued)

(j) Convertible loan

The Company assesses the various terms and features of contracts to determine whether or not they contain embedded features that are required to be accounted for separately from the host contract and recorded on the balance sheet at fair value. With respect to conversion features, the Company assesses whether or not the conversion feature meets all of the requirements for equity classification and if so, the Company does not separate the feature and instead it is included in the initial recognition and subsequent recognition of the host loan.

(k) Warrants

The Company accounts for warrants by first assessing whether the warrants meet all of the requirements for equity classification, including whether the warrants are indexed to the Company's own shares of common stock and whether the warrant holders could potentially require "net cash settlement" in a circumstance outside of the Company's control, among other conditions for equity classification. This assessment is conducted at the time of issuance of the warrants and as of each subsequent quarterly period end date while the warrants are outstanding. For issued or modified warrants that do not meet all the criteria for equity classification, such warrants are required to be as a liability initially at their fair value on the date of issuance and subsequently remeasured to fair value on each balance sheet date thereafter. Changes in the estimated fair value of liability-classified warrants are recognized on the consolidated statements of operations and comprehensive loss in the period of change.

Following the Company's change in functional currency as at April 1, 2024, certain warrants no longer met equity classification and as such were reclassified as liabilities at that date.

(l) Income tax

Income taxes are comprised of current and deferred taxes. These taxes are accounted for using the asset and liability method. Current tax is recognized in connection with income for tax purposes, unrealized tax benefits and the recovery of tax paid in a prior period and measured using the enacted tax rates and laws applicable to the taxation period during which the income for tax purposes arose. Deferred tax is recognized on the difference between the carrying amount of an asset or a liability, as reflected in the financial statements, and the corresponding tax base, used in the computation of income for tax purposes ("temporary difference") and measured using the enacted tax rates and laws as at the balance sheet date that are expected to apply to the income that the Company expects to arise for tax purposes in the period during which the difference is expected to reverse. Management assesses the likelihood that a deferred tax asset will be realized, and a valuation allowance is provided to the extent that it is more likely than not that all or a portion of a deferred tax asset will not be realized. The determination of both current and deferred taxes reflects the Company's interpretation of the relevant tax rules and judgment.

Income taxes are recognized in the consolidated statement of operations and comprehensive loss, except when they relate to an item that is recognized in other comprehensive loss or directly in equity, in which case, the taxes are also recognized in other comprehensive loss or directly in equity respectively. Where income taxes arise from the initial accounting for a business combination, these are included in the accounting for the business combination.

The Company recognizes uncertain income tax positions at the largest amount that is more-likely-than-not to be sustained upon examination by the relevant taxing authority. This applies to income taxes and is not intended to be applied by analogy to other taxes, such as sales taxes, value-add taxes, or property taxes. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Recognition or measurement is reflected in the period in which the likelihood changes.

HIVE Digital Technologies Ltd.
Notes to the Consolidated Financial Statements
(expressed in thousands of United States dollars unless otherwise noted and share amounts)
For the years ended March 31, 2025, and 2024.

3. Summary of Significant Accounting Policies (continued)

(m) Stock-based compensation

The Company issues equity awards including stock options, restricted stock units and broker warrants to certain of its employees, directors, officers, and consultants.

The Company measures equity settled share-based payments based on their fair value at the grant date and recognizes compensation expense on a graded basis over the vesting period. The amount recognized as an expense is net of estimated forfeitures, such that the amount ultimately recognized is based on the number of awards that ultimately vest. The Company estimates forfeitures based on historical forfeiture trends. If actual forfeiture rates are not consistent with the Company's estimates, the Company may be required to increase or decrease compensation expenses in future periods.

The Company utilizes the Black-Scholes Option Pricing Model ("Black-Scholes") to estimate the fair value of stock options. The use of Black- Scholes requires management to make various estimates and assumptions that impact the value assigned to the stock options including the forecast future volatility of the stock price, the risk-free interest rate, dividend yield and the expected life of the stock options.  Any changes in these assumptions could have a material impact on the share-based compensation calculation value, however the most significant estimate is the volatility.  Expected future volatility can be difficult to estimate as the Company has a limited operating history and is in an emerging industry with no comparable publicly traded competitors at the time of grant.  Due to the emerging nature of the industry, volatility estimates require significant estimates.  The Company estimated volatility based on historic share prices of companies operating in emerging innovative industries. Historical volatility is not necessarily indicative of future volatility.

(n) Business combinations

The Company evaluates whether acquired net assets should be accounted for as a business combination or an asset acquisition by first applying a screen test to determine whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. If so, the transaction is accounted for as an asset acquisition. If not, the Company applies its judgement to determine whether the acquired net assets meets the definition of a business by considering if the set includes an acquired input, process, and the ability to create outputs.

The Company accounts for business combinations using the acquisition method when it has obtained control. The Company measures goodwill as the fair value of the consideration transferred including the fair value of any non-controlling interest recognized, less the net recognized amount of the identifiable assets acquired and liabilities assumed, all measured at their fair value as of the acquisition date. Transaction costs, other than those associated with the issuance of debt or equity securities, that the Company incurs in connection with a business combination are expensed as incurred.

Any contingent consideration is measured at fair value at the acquisition date. Contingent consideration that does not meet all the criteria for equity classification is initially recorded at its fair value at the acquisition date, and subsequently remeasured to fair value on each balance sheet date thereafter. Changes in the estimated fair value of liability-classified contingent consideration are recognized in the consolidated statements of operations in the period of change.

When the initial accounting for a business combination has not been finalized by the end of the reporting period in which the transaction occurs, the Company reports provisional amounts. Provisional amounts are adjusted during the measurement period, which does not exceed one year from the acquisition date. These adjustments, or recognition of additional assets or liabilities, reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date

(o) Asset acquisitions

The Company accounts for asset acquisitions by allocating the consideration paid, including transaction costs, to the acquired assets and liabilities on a relative fair value basis. Working capital items are recognized at their stated amounts.

HIVE Digital Technologies Ltd.
Notes to the Consolidated Financial Statements
(expressed in thousands of United States dollars unless otherwise noted and share amounts)
For the years ended March 31, 2025, and 2024.

3. Summary of Significant Accounting Policies (continued)

(p) Goodwill

Goodwill represents the excess of the purchase price of an acquired business over the fair value of the net tangible and identifiable intangible assets acquired. Goodwill is either assigned to a specific reporting unit or allocated between reporting units based on a reasonable and supportable basis. Goodwill is reviewed for impairment at least annually, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

(q) Loss per Share

The Company calculates basic and diluted net loss per common share by dividing the net loss by the number of weighted average common shares outstanding during the period. The Company has excluded other potentially dilutive shares, which include warrants to purchase common shares, outstanding stock options, and convertible debt from the number of common shares outstanding as their inclusion in the computation for all periods would be anti-dilutive due to net losses incurred.

(r) New Standards or Amendments Not Yet Effective

The following amendments to existing standards have been issued up to and including the date of issuance of these financial statements, however are not yet effective for the Company:

  Accounting Standards Update 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendments in this update require that public business entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate). This ASU is effective for fiscal years beginning after December 15, 2024, with early adoption permitted.
  Accounting Standards Update 2024-03, Income statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expense. The amendments in this update requires public business entities to disclose, on an annual and interim basis, disaggregated information about certain income statement expense line items in the notes to the financial statements. Public business entities are required to apply the guidance prospectively and may elect to apply it retrospectively. This ASU is effective for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027.

The Company is still evaluating the impact of implementing the above improvements to its consolidated financial statements.

4. Asset Acquisition

On January 28, 2025, the Company entered into a binding letter of intent with Backbone Hosting Solutions Inc. ("BHS") and Bitfarms Ltd. ("Bitfarms") to acquire Zunz S.A., which owns a bitcoin mining datacenter under construction in Yguazu, Paraguay designed for a total power capacity of up to 200MW.  The acquisition closed on March 17, 2025.  In consideration, the Company paid $25 million cash up front and will pay the remaining purchase price of $31 million over six months.  The consideration paid also includes transaction costs of $692 and cash advanced by the Company after January 28, 2025.

HIVE Digital Technologies Ltd.
Notes to the Consolidated Financial Statements
(expressed in thousands of United States dollars unless otherwise noted and share amounts)
For the years ended March 31, 2025, and 2024.

4.    Asset Acquisition (continued)

The Company determined that this transaction is an asset acquisition as the assets acquired did not constitute a business as defined by ASC 805. The following table summarizes the consideration transferred, the estimated fair value of the identifiable assets acquired, and liabilities assumed as the date of the acquisition:

March 31, 2025

Cash paid	$25,000
Acquisition loan payable	31,000
Cash advance	7,260
Acquisition costs	692
Total consideration	63,952

Land	$952
Equipment	44
Building and leasehold	57,070
Power purchase agreement guarantee	3,314
VAT receivables	3,126
Other	52
Total assets	$64,558
Deferred tax liability	(606)
Net assets acquired	$63,952

On November 29, 2023, the Company acquired a datacenter in Sweden. In consideration, the Company issued 345,566 common shares of the Company to the vendor, made a cash payment totalling $647 and $500 in holdback common shares payable that are included in accounts payable and accrued liabilities as of March 31, 2025 (Note 10). The Company also incurred $141 in acquisition costs which were capitalized to the cost of the assets.

The $500 in holdback common shares payable shall be paid at the later of (i) the six month anniversary of the closing date; and (ii) the date on which any claims made by the Company within six months of the closing date relating to a breach of warranty under the property transfer agreements have been finally settled, and shall be composed of such number of Common Shares equal to $500 less any amount payable by the Vendor to the Company in respect of such claim.

The Company determined that this transaction is an asset acquisition as the assets acquired did not constitute a business as defined by ASC 805. The following table summarizes the consideration transferred, the estimated fair value of the identifiable assets acquired, and liabilities assumed as the date of the acquisition.

March 31, 2024

Cash paid	$647
Shares issued	1,088
Holdback payable	500
Acquisition costs	141
Total consideration	$2,376

Land	$86
Building	1,587
Equipment	446
VAT receivables	360
Total assets	2,479
Current liabilities	(103)
Net assets acquired	$2,376

HIVE Digital Technologies Ltd.
Notes to the Consolidated Financial Statements
(expressed in thousands of United States dollars unless otherwise noted and share amounts)
For the years ended March 31, 2025, and 2024.

5. Investments

As at March 31, 2025 and 2024, the Company holds investments in both private and public companies.  The Company has elected to measure its investments in equity securities of private companies at fair value with changes through profit or loss.

	2025	2024

Marketable securities	$21,016	$5,356
Equity securities of private companies (Note 26)	429	576
Funds	2,691	1,042
	$24,136	$6,974

Marketable securities are level 1 fair value measurements as they are publicly traded equity securities, whereas the investments in private companies are level 3 fair value measurements. The funds are measured at their net asset value.

During the year ended March 31, 2025, the Company recognized $19,067 of unrealized gains on equity instruments held at March 31, 2025, of which $1,695 is related to its private company investments. During the year ended March 31, 2024, the Company recognized $3,743 of unrealized gains on equity instruments held at March 31, 2024, of which losses of $187 is related to its private company investments.

6. Amounts Receivable and Prepaids

	2025	2024

Sales tax receivable	$14,650	$6,818
Prepaid expenses and other receivables	8,527	7,667
Receivable on sale of subsidiary	1,816	1,816
Accounts receivable and prepaids, gross	24,993	16,301

Provisions and liability on sales tax receivable, opening	(6,777)	-
Additions	(310)	(6,777)
Recovery and reversal	1,259	-
Foreign exchange	(805)	-
Provisions on sales tax receivable	(6,633)	(6,777)
Accounts receivable and prepaids, net	18,360	9,524

Less: current portion	(15,343)	(6,929)
Long term portion	$3,017	$2,595
Receivable is conditional upon ruling by the Swedish Tax Authority related to an ongoing value added tax process.  If the ruling is favourable; amounts will be received; otherwise, the amounts will not be collectible.  Management has assessed the collectability using a probability model under a range of scenarios and this receivable reflects the results of that process.

During the year ended March 31, 2025, after examination of the history of claims and payments received from various authorities, together with regulatory challenges, the Company assessed the collectability of its Sales tax receivable balance. As a result, the Company determined that there is uncertainty over the collection of certain amounts, and recorded a provision of $0.3 million (2024 - $4.5 million) for these receivables. The Company also received an assessment of $nil (2024 - $2.3 million) for Sales tax payable that is included in the provision as a result of a Sales tax audit related to periods prior to the acquisition of 9376-9974 Quebec Inc. in 2021.

HIVE Digital Technologies Ltd.
Notes to the Consolidated Financial Statements
(expressed in thousands of United States dollars unless otherwise noted and share amounts)
For the years ended March 31, 2025, and 2024.

6. Amounts Receivable and Prepaids (continued)

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss.  The Company's primary exposure to credit risk is on its cash held in bank accounts as at March 31, 2025.  The majority of cash is deposited in bank accounts held primarily with one major bank in Canada so there is a concentration of credit risk.  This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies.

The Company is exposed to credit risk related to amounts receivable from the Swedish government related to VAT filings and from the Canadian and Quebec governments related to the sales tax filings (Note 16).

7. Digital Currencies

Digital currencies are recognized at their fair value on the date they are received as revenue from digital currency mining and are revalued to their current market value at each reporting date.

The Company's holdings of digital currencies consist of the following:

	2025	2024

Bitcoin	$180,741	$161,258
Ethereum Classic	6	196
Other currencies	399	191
Total	$181,146	$161,645

The continuity of digital currencies was as follows:

Bitcoin	Amount	Number of coins

Digital currencies, March 31, 2023	$65,772	$2,332
Digital currency mined (non-cash consideration)	111,002	3,123
Digital currency sold	(92,600)	(3,168)
Revaluation adjustment	77,084	-
Digital currencies, March 31, 2024	$161,258	$2,287

Digital currency mined (non-cash consideration)	105,158	1,414
Digital currency sold	(107,101)	(1,328)
Deposit on equipment (i)	(16,043)	(172)
Revaluation adjustment	37,469	-
Digital currencies, March 31, 2025	$180,741	$2,201

HIVE Digital Technologies Ltd.
Notes to the Consolidated Financial Statements
(expressed in thousands of United States dollars unless otherwise noted and share amounts)
For the years ended March 31, 2025, and 2024.

7. Digital Currencies (continued)

Ethereum Classic	Amount	Number of coins

Digital currencies, March 31, 2023	$117	$5,718
Digital currency mined	1	28
Digital currency sold	-	-
Revaluation adjustment	78	-
Digital currencies, March 31, 2024	$196	$5,746

Digital currency mined	-	-
Digital currency sold	(105)	(5,373)
Revaluation adjustment	(85)	-
Digital currencies, March 31, 2025	$6	$373

The cumulative realized losses recognized during the year are $3.7 million (2024 - cumulative realized gains of $4.6 million).

In November 2024, the Company entered into an equipment purchase agreement which was amended in March 2025 to provide the Company with the right to pay for the equipment deposit using bitcoin and if the Company chose to do so it would receive the right to repurchase the bitcoin in the future for a fixed price.  On March 7, 2025, the Company issued $15 million of Bitcoin with a cost base of $16 million as a deposit on equipment and receive the right to buy back the bitcoin on either June 7, 2025 or September 5, 2025.  If the Company does not exercise the option on June 7, 2025, it loses the right to exercise the option on September 5, 2025. This option has been recorded as a derivative asset at March 31, 2025.

Subsequent to the year ended March 31, 2025, the Company on or by June 7, 2025, exercised its June 7, 2025 option and repurchased 86 BTC at the strike price of $88.

The option is re-valued each reporting period.  As at March 31, 2025, the option was revalued at $1.3 million using the Black-Scholes option pricing model with the following assumptions:

	March 7, 2025	March 31, 2025

Spot price	$87	$83
Strike price	$88	$88
Risk-free interest rate	4.245% - 4.294%	4.210% - 4.298%
Expected life (years)	0.25 - 0.5	0.18 - 0.43
Annualized volatility	54.15% - 56.59%	49.95% - 52.18%

8. Plant and Equipment

Property and equipment consist of the following components:

	2025	2024

Equipment	$312,231	$292,993
Land	2,244	749
Building	103,032	28,450
Total	417,507	322,192
Accumulated depreciation	(214,659)	(226,836)
Net carrying value	$202,848	$95,356

The Company depreciates its plant and equipment over the remaining estimated useful economic life.

Included in equipment and land for the year ended March 31, 2025, is construction in progress totalling $18.5 million (2024 - $nil) for the 100MW datacenter facility in Valenzuela, Paraguay.

During the years ended March 31, 2025, and March 31, 2024, there were no indicators of impairment.

HIVE Digital Technologies Ltd.
Notes to the Consolidated Financial Statements
(expressed in thousands of United States dollars unless otherwise noted and share amounts)
For the years ended March 31, 2025, and 2024.

9. Deposits

The deposits relate to required amounts on account with electricity providers in Sweden and Paraguay and deposits for equipment purchases, consisting of:

Description	2025	2024

ANDE*	6,524	-
Bodens Energi	$274	$258
Atnorth	310	292
Equipment deposits	78,647	26,307
Vattenfall AB	1,263	1,191
Deposits, gross	87,018	28,048

Equipment deposit provision, opening	(12,131)	(27,331)
Equipment deposit provision, reclassed	-	15,200
Equipment deposit provision	(12,131)	(12,131)
Deposits, net	$74,887	$15,917

The Company is exposed to counterparty risk through the advances made for certain mining equipment ("Deposits") it places with its suppliers in order to secure orders over a set delivery schedule.  The risk of a supplier failing to meet its contractual obligations may result in late deliveries and/or the value of the deposits is not realised from non delivery of equipment or delivery of equipment with reduced quality.  The Company attempts to mitigate this risk by procuring mining hardware from the established suppliers and with whom the Company has existing relationships and knowledge of their reputation in the market.

*During the year ended March 31, 2025, the Company entered a 100MW power supply agreement with the National Administration of Electricity ("ANDE") in Paraguay. The Company paid $3.4 million security deposit for one month of estimated consumption of electric energy and power per terms of the agreement.

The Company has a commitment to pay for another two months of estimated consumption before sixty calendar days from the start of the supply or within 12 months following the signing of the power supply agreement, whichever, occurs first. In addition, the Company will need to provide a letter of credit, valid until April 1, 2028, for an amount equivalent to two months of estimated consumption of electric energy and power within 12 months of signing the power supply agreement. These commitment amounts are included in Note 16(c) and are refundable to the Company after the agreement has concluded and the sums resulting from the final statement of account from ANDE are settled.

During the year ended March 31, 2025, the Company recorded expected credit losses on the deposits of $nil million in the consolidated statements of (loss) income and comprehensive (loss) income. The expected credit losses are based on the counterparty risk of delivery, efficiency of machines expected use of the machines and the expected quantity and quality of the equipment to be received.

During the year ended March 31, 2024, the Company received equipment related to an equipment deposit provision of $15.2 million in 2023 which was reclassified to plant and equipment. The remaining equipment deposit provision of $12.1 million remained at March 31, 2024 and 2025, and the Company did not record any additional expected credit losses on its deposits during the year ended March 31, 2024 and 2025.

HIVE Digital Technologies Ltd.
Notes to the Consolidated Financial Statements
(expressed in thousands of United States dollars unless otherwise noted and share amounts)
For the years ended March 31, 2025, and 2024.

10. Accounts Payable and Accrued Liabilities

The components of accounts payable and accrued liabilities are as follows:

	2025	2024

Accounts payable	$11,650	$7,466
Accrued liabilities	2,254	1,878
Holdback payable	500	500
Other payable	973	751

	$15,377	$10,595

11. Convertible Loan

On January 12, 2021, the Company closed its non-brokered private placement of unsecured debentures (the "Debentures"), for aggregate gross proceeds of $15 million with U.S.  Global Investors, Inc.  ("U.S.  Global").  The Executive Chairman of the Company is a director, officer and controlling shareholder of U.S.  Global.

The Debentures mature on the date that is 60 months from the date of issuance, bearing interest at a rate of 8% per annum.  The Debentures will be issued at par, with each Debenture being redeemable by the Company at any time, and convertible at the option of the holder into common shares (each, a "Share") in the capital of the Company at a conversion price of C$15.00 per Share.  Interest will be payable monthly, and principal will be payable quarterly.  In addition, U.S. Global was issued 5.0 million common share purchase warrants (the "Warrants").  Each five whole Warrant entitles U.S. Global to acquire one common at an exercise price of C$15.00 per Share for a period of three years from closing.  The Warrants expired unexercised on January 12, 2024.

Prior to the Company's change in functional currency on April 1, 2024, the Company determined that the Convertible Loan contained an embedded derivative, and that the conversion feature does not qualify as equity as it does not satisfy the "fixed for fixed" requirement as the number of potential common shares to be issued is contingent on a variable carrying amount for the financial liability.  The financial liability is variable because the functional currency of Hive Digital Technologies Ltd.  is Canadian dollars and the Convertible Loan is denominated in U.S. dollars, therefore the number of common shares to be issued depends on the foreign exchange rate at the date of settlement.  Consequently, the conversion feature was classified as a derivative liability.  As of April 1, 2024, the conversion feature was reclassified to equity.

The Company allocated the proceeds of $15 million first to the derivative component for $8.6 million, with the residual value to the liability component for $6.4 million.  The derivative component was valued on initial recognition using the Black-Scholes option pricing model with the following assumptions: a risk-free interest rate of 0.69%; an expected volatility of 105%; an expected life of 2.71 years; a forfeiture rate of zero; and an expected dividend of zero.

HIVE Digital Technologies Ltd.
Notes to the Consolidated Financial Statements
(expressed in thousands of United States dollars unless otherwise noted and share amounts)
For the years ended March 31, 2025, and 2024.

11. Convertible Loan (continued)

Liability Component

Balance, March 31, 2023	$4,729
Principal payment	(3,000)
Interest payment	(587)
Accretion and interest	2,412
Balance, March 31, 2024	3,554

Less: Current portion	(1,679)
Non-Current portion	$1,875

Principal payment	(3,000)
Interest payment	(337)
Accretion and interest	1,654
Balance, March 31, 2025	1,871

Less: Current portion	$(1,871)
Non-Current portion	$-

Derivative Component

Balance, March 31, 2023	$482
Change in fair value of liability	(362)
Balance, March 31, 2024	120

Reclassification to equity	(120)
Change in fair value of liability	-
Balance, March 31, 2025	$-

The derivative component is re-valued each reporting period until April 1, 2024 when it was reclassified to equity.  As at March 31, 2024, the derivative component was revalued at $0.1 million using the Black-Scholes option pricing model with the following assumptions: share price of C$4.56 an expected weighted average risk-free interest rate of 4.5%; an expected weighted average volatility of 79%; and an expected weighted average life of 1.1 years.  Accordingly, the Company recorded a change in the fair value of the derivative liability of $0.4 million.

12.  Warrant liability

As part of the change in the Company's functional currency from the Canadian dollar to the U.S. dollar during the year ended March 31, 2025, all of the Company's issued and outstanding warrants were reclassified from equity to liability. The warrants have strike prices denominated in Canadian dollars and are not indexed to the Company's stock because of the change in functional currency.

Warrants outstanding

Balance, March 31, 2024	-
Reclassified from equity	5,243,727
Expired*	(2,023,727)
Balance, March 31, 2025	3,220,000

The warrant is re-valued each reporting period.  As at March 31, 2025, the warrant liability was revalued at $760 using the Black-Scholes option pricing model with the following assumptions:

	March 31, 2025	April 1, 2024

Stock price (C$)	$2.10	$4.54
Risk-free interest rate	2.43%	3.81% - 4.86%
Expected life (years)	1.75	0.16-2.74
Annualized volatility	85%	85% - 95%
Dividend rate	0%	0%

HIVE Digital Technologies Ltd.
Notes to the Consolidated Financial Statements
(expressed in thousands of United States dollars unless otherwise noted and share amounts)
For the years ended March 31, 2025, and 2024.

12. Warrant liability (continued)

The warrants outstanding and exercisable as at March 31, 2025 are as follows:

Outstanding	Exercisable		Exercise Price	Expiry date

2,875,000 **	2,875,000	C$	6.00	December 28, 2026
345,000 **	345,000	C$	5.00	December 28, 2026
3,220,000	3,220,000

* On November 30, 2021, the Company completed an agreement with Stifel GMP as lead underwriter and sole book runner to include a syndicate of underwriters (the "Underwriters"), whereby the Underwriters will purchase, on a bought-deal basis, 3,834,100 special warrants of the Company (the "2021 Special Warrants") at a price of C$30.00 per Special Warrant for aggregate gross proceeds to the Company of C$115 million (the "Offering"). On January 12, 2022, each 2021 Special Warrant was deemed to be exercised into one Unit comprised of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant being a "Warrant"). Each Warrant is exercisable for one share on or before May 30, 2024, at an exercise price of C$30.00 per Share. These warrants expired unexercised on May 30, 2024.

On December 1, 2021, the Company issued 106,677 warrants as consideration for an investment in Titan.io. Each Warrant is exercisable for one share on or before September 15, 2024, at an exercise price of C$30.00 per Share. These warrants expired unexercised on September 15, 2024.

** On December 28, 2023, the Company completed a bought-deal financing of 5,750,000 special warrants of the Company (the "2023 Special Warrants") at a price of C$5.00 per Special Warrant for aggregate gross proceeds to the Company of C$28.75 million (the "Offering"). Each 2023 Special Warrant entitles the holder to receive without payment of additional consideration, one unit of the Company upon exercise consisting of one common share and one-half of common share purchase warrant.

On February 2, 2024, the 2023 Special Warrants were deemed exercised into one unit of the Company comprised of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder thereof to purchase one common share of the Company at an exercise price of C$6.00 per whole warrant until December 28, 2026. In consideration of services, the Underwriters received a cash commission of C$1.725 million, and 345,000 broker warrants. Each broker warrant entitles the holder to acquire one common share of the Company at an exercise price of C$5.00 per broker warrant until December 28, 2026. The broker warrants were valued at $1.28 million using the Black-Scholes option pricing model with the following assumptions: a risk-free interest rate of 3.51%, an expected volatility of 100%, an expected life of 3 years, a forfeiture rate of zero; and an expected dividend of zero. The Company also incurred C$257 in professional and other fees associated with the 2023 Special Warrant financing

HIVE Digital Technologies Ltd.
Notes to the Consolidated Financial Statements
(expressed in thousands of United States dollars unless otherwise noted and share amounts)
For the years ended March 31, 2025, and 2024.

13. Loans Payable

On March 31, 2021, as part of the sale of the net assets in Boden Technologies AB, the Company incurred a loan payable.  The facility bears interest at the Swedish government borrowing rate plus 1% per annum and has a maturity date of December 31, 2035.  Principal payment plus interest is payable annually.  The loan payable is contingently forgiven based on a favourable ruling from the Swedish Tax Authority on the ongoing value tax assessment.

A continuity of the loan balances are as follows:

Balance, March 31, 2023	$13,078
Interest	397
Foreign exchange movement	(283)
Balance, March 31, 2024	13,192

Interest	414
Repayment	(1,343)
Foreign exchange movement	733
Balance, March 31, 2025	12,992

Less: Current portion	(2,792)
Non-Current portion	$10,200

14. Term Loan

As part of the Atlantic acquisition, the Company acquired a $11.0 million (C$13.6 million) term loan ("Atlantic Term Loans"). The Atlantic Term Loans were made up of two discrete balances; Term Loan 1 and Term Loan 2; and the total facility bearing an interest rate of 3.33% per annum with a term maturity date of June 30, 2024.

On June 30, 2024, the Company renewed Term Loan 1 over a 1-year term at an interest rate of 5.31% with a balance remaining of C$4.2 million, and Term Loan 2 was renewed at 5.15% over a 2 year term with a balance remaining of C$2.6 million. Principal payments of C$0.2 million plus interest is payable monthly.

The term loan has financial ratios and minimum tangible asset covenants that must be maintained by HIVE Atlantic Datacentres Ltd. As at March 31, 2025, the covenant to maintain a ratio of total debt to tangible net worth equal to or less than 2:1 was not met. Subsequent to year end, the Company received a covenant amendment from its lender (see Note 29).  The outstanding balance is presented as a currently liability as at March 31, 2025. The Atlantic Term Loans include an unlimited guarantee from the Company.

	Term Loan 1	Term Loan 2	Total

Balance, March 31, 2023	$4,397	2,742	7,139
Interest	131	81	212
Repayment	(1,073)	(669)	(1,742)
Foreign exchange movement	(1)	-	(1)
Balance, March 31, 2024	3,454	2,154	5,608

Interest	134	81	215
Repayment	(1,234)	(767)	(2,001)
Foreign exchange movement	(163)	(101)	(264)
Balance, March 31, 2025	$2,191	1,367	3,558

HIVE Digital Technologies Ltd.
Notes to the Consolidated Financial Statements
(expressed in thousands of United States dollars unless otherwise noted and share amounts)
For the years ended March 31, 2025, and 2024.

15. Right of Use Asset and Operating Lease Liability

The Company has lease agreements for its offices, and buildings for its data centers in Sweden and Quebec, Canada, in addition to electrical equipment in Sweden.

Right of use assets

	2025	2024

Cost	$12,704	$12,465
Accumulated amortization	(7,158)	(4,877)
Net carrying value	$5,546	$7,588

Lease liabilities

	2025	2024

Current	$2,645	$2,304
Non-current	3,095	5,334
	$5,740	$7,638
	2025	2024

Weighted average discount rate	6.00%	6.00%
Weighted average remaining lease term (in years)	2.42	3.39
	2025	2024

2025	$-	$2,680
2026	2,900	2,576
2027	2,014	1,900
2028	981	1,005
2029	251	245
Total undiscounted lease liabilities	6,146	8,406
Interest on lease liabilities	(406)	(768)
Total present value of minimum lease payments	$5,740	$7,638
Lease liability - current portion	$2,645	$2,304
Lease liability	$3,095	$5,334

The Company incurred the following lease costs which were recorded in operating and maintenance costs in the consolidated statements of (loss) income and comprehensive (loss) income:

	2025	2024

Variable lease costs (CPI adjustments)	$281	$176
Operating lease costs:
Depreciation of lease assets	2,402	2,181
Interest on lease liabilities	392	511
Total lease costs	$3,075	$2,868

Cash paid for amounts included in the measurement of lease liabilities:

	2025	2024

Cash flows from operating leases	$2,794	$2,687

HIVE Digital Technologies Ltd.
Notes to the Consolidated Financial Statements
(expressed in thousands of United States dollars unless otherwise noted and share amounts)
For the years ended March 31, 2025, and 2024.

16. Commitments and Contingencies

Commitments

(a) Service agreements

The Company has service agreements with unrelated third parties to operate and maintain the Company's data center computing equipment for the purpose of mining crypto currency in Canada, Sweden and Iceland.  As part of the arrangement, proprietary software is installed on the Company's computing equipment to assist in optimizing the use of the equipment.

(b) Power purchase agreement

The Company entered into a supplemental power pricing arrangement that provides a fixed price of electricity consumption each month at the Company's Bikupa Datacenter AB and Bikupa Datacenter 2 AB location in Sweden. The fixed price agreement was assessed and is being accounted for as an executory contract; electricity costs are expensed as incurred.

(c) Obligations on mining equipment

The Company had purchase commitments of $227.8 million at the year ended March 31, 2025 (March 31, 2024 - $5.8 million).

The Company's wholly owned subsidiaries located in Sweden (Bikupa Datacenter AB ("Bikupa") and Bikupa Datacenter 2 AB ("Bikupa 2") received decision notice of assessments ("the decision(s)"), on December 28, 2022, December 21, 2023, and December 22, 2023 May 28, 2024, October 14 & 16, 2024, March 18, 2025 for Bikupa and February 14, 2023, and December 21, 2023, June 14, 2024, September 11 & 23, 2024 and March 21, 2025 for Bikupa 2 respectively, from the Swedish Tax Authority in connection with the application of VAT and its ability to recover input VAT against certain equipment and other charges in a total amount of SEK 607.3 million or approximately $60.4 million.  The assessments cover the period December 2020 to July 2024 for Bikupa, and the period April 2021 to July 2024 for Bikupa 2, expressing the intent to reject the recovery of all the VAT for the periods under assessment and repayment of amounts previously received plus applicable interest.

The Company filed a formal appeal in connection with the December 28, 2022 Bikupa decision on February 9, 2023; however, there can be no guarantee that the Company will achieve a favourable outcome in its appeal.  A formal appeal for Bikupa 2 in relation to the February 14, 2023 decision was filed on March 10, 2023 by the Company.  The Company engaged an independent legal firm and independent audit firm in Sweden with expertise in these matters to assist in the appeal process.  The Company does not believe that the decision has merit because in management's opinion and those of the Company's independent advisors, the decision is not compatible with the current applicable law and therefore the amount claimed to be owed by the Company is not probable.  According to general principles regarding the placement of the burden of proof, it is up to the Swedish Tax Agency to provide sufficient evidence in support of its decision.  It is the Company's opinion, the Swedish Tax Agency has not substantiated their claim.  We are not aware of any precedent cases, authoritative literature, or other statement that supports the STA's position. The cases are currently in the County Administrative Court.

It is not yet known when this dispute will be resolved; the due process following appeals and the court ruling could extend beyond a year.  Furthermore, given that the industry is rapidly developing, there can be no guarantee that changes to the laws or policies of Sweden will not have a negative impact on the Company's tax position with respect to the eligibility of the claimed VAT.

(d) Deposit to ANDE

As part of the Company’s acquisition of Zunz (Note 4), it is obligated to provide ANDE with $19M of deposits related to its power purchase agreement. As of March 31, 2025, $3.314 million had been paid. The remaining amount was paid subsequent to year end.

HIVE Digital Technologies Ltd.
Notes to the Consolidated Financial Statements
(expressed in thousands of United States dollars unless otherwise noted and share amounts)
For the years ended March 31, 2025, and 2024.

16. Commitments and Contingencies (continued)

Contingencies

(e) Contingent VAT Liability to the Swedish Tax Authority ("STA")

If the Company is unsuccessful in its appeal, the full amount could be payable including other items such as penalties and interest that may accrue to the Company.  The Company will continue to assess these matters. At the year ended March 31, 2025, the Company has not recorded any amounts payable to the STA in connection with the decisions. The Company continues to monitor the activities of the claim with the STA. As at March 31, 2025, the Company has not received any additional communication from the STA.

(f) Litigation

 From time to time, the Company is involved in routine litigation incidental to the Company's business.  Management believes that adequate provisions have been made where required and the ultimate resolution with respect to any claim will not have a material adverse effect on the financial position or results of the operations of the Company.

17.  Related Party Transactions

The Company entered into the following related party transactions not otherwise disclosed in these consolidated financial statements:

(a) As at March 31, 2025, the Company had $0.3 million (2024 - $0.1 million due to a director and officers) due to a director and officers for the reimbursement of expenses included in accounts payable and accrued liabilities.

(b) As at March 31, 2025, the Company had $ nil (2024 - $ nil) due to a company controlled by a director of the Company included in accounts payable and accrued liabilities. For the year ended March 31, 2025, the Company paid $0.45 million (2024 - 0.3 million) to this company for marketing services.

Key Management Compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole.  The Company has determined that key management personnel consist of members of the Company's Board of Directors and corporate officers.

For the year ended March 31, 2025, key management compensation includes salaries and wages paid to key management personnel and directors of $1.2 million (2024 - $1.2 million) and share-based payments of $7 million (2024 - $4.7 million).

HIVE Digital Technologies Ltd.
Notes to the Consolidated Financial Statements
(expressed in thousands of United States dollars unless otherwise noted and share amounts)
For the years ended March 31, 2025, and 2024.

18. Income Taxes

Net income before income taxes as generated as follows:

	2025	2024

Domestic - Canada	$5,707	$10,615
Foreign - outside of Canada	(4,095)	22,070
	$1,612	$32,685

Income tax expense is comprised of the following:

	2025	2024
Current tax expense:
Domestic - Canada	$2,043	$2,037
Foreign - outside of Canada	2,190	1,918
	$4,233	$3,955

Deferred tax expense:
Domestic - Canada	$375	$2,230
Foreign - outside of Canada	-	-
	375	2,230
	$4,608	$6,185

The actual income tax provision differs from the expected amount calculated by applying the Canadian combined federal and provincial corporate tax rates to income before tax. A reconciliation of income taxes at the statutory rate with the reported taxes is as follows:

	For the year ended March 31,
	2025	2024
Income for the year before tax	$1,612	$32,685
Federal income tax rate	27%	27%
Income tax expense based on statutory rate	$435	$8,825

Increase (decrease) resulting from:
Permanent differences	2,394	3,159
Foreign exchange	(272)	318
Prior year adjustments	606	6,400
Change in valuation allowance	(5,834)	(13,587)
Other	(1,516)	341
Effect of tax rate in foreign jurisdictions	8,795	729
Tax expense	$4,608	$6,185

The significant components of the Company's deferred tax assets and liabilities are as follows:

	2025	2024
Deferred tax assets (liabilities)
Share issue costs	$868	$1,335
Allowable capital losses	40	123
Non-capital losses	21,735	15,027
Property & equipment	2,033	9,867
Lease liability	1,454	1,774
Goodwill	292	510
Investments	-	1,201
Deferred tax assets	$26,422	$29,837
Valuation allowance	(16,387)	(23,700)
Net deferred tax asset	10,035	6,137

HIVE Digital Technologies Ltd.
Notes to the Consolidated Financial Statements
(expressed in thousands of United States dollars unless otherwise noted and share amounts)
For the years ended March 31, 2025, and 2024.

18. Income Taxes (continued)

	2025	2024
Deferred tax assets (liabilities)
Property & equipment	$(9,584)	$(5,654)
Energy tax receivable	(494)	(494)
Digital currencies	(203)	(210)
Debt with accretion	(127)	(450)
Right of use asset	(1,305)	(1,744)
Lease liability	(1,180)	-
Derivative asset	(351)	-
Deferred tax liabilities	$(13,244)	$(8,552)
Deferred tax assets	10,035	6,137
Net deferred tax liability	(3,209)	(2,415)

A valuation allowance has been taken against the Foreign deferred tax assets of $3,676. A valuation allowance has been taken against the Canadian deferred tax assets of $12,911.

As at March 31, 2025, the Company has Canadian federal and provincial non-capital loss carryforwards of $73,491 (March 31, 2024 - $46,701). The Canadian non-capital loss carryforwards expire between 2038 and 2045.  As at March 31, 2025, the Company has foreign non-capital loss carryforwards of $10,545 (March 31, 2024 - $10,360). The Foreign non-capital loss carryforwards expire between 2025 and 2032.

Uncertain tax positions

Various foreign jurisdictions have, and may continue to adopt laws, regulations or directives that affect a digital asset network, the digital asset markets, and their users, particularly digital asset exchanges and service providers that fall within such jurisdictions' regulatory scope.  For example, if China or other foreign jurisdictions were to ban or continue to otherwise restrict mining activity, including by regulating or limiting manufacturers' ability to produce or sell semiconductors or hard drives in connection with mining, it would have a material adverse effect on digital asset networks, the digital asset market, and as a result, impact our business.

A number of foreign jurisdictions have recently taken regulatory action aimed at digital asset activities.  China has made transacting in digital currencies illegal for Chinese citizens in mainland China, and additional restrictions may follow.  As recently as September 2021, China's central bank has further restricted digital asset-related activities, stating that activity by overseas digital asset exchanges, and services offering trading, order matching, and token issuance and derivatives, constitute illegal activity.  Both China and South Korea have banned initial coin offerings entirely and regulators in other jurisdictions, including Canada, Singapore, and Hong Kong, have opined that initial coin offerings may constitute securities offerings subject to local securities regulations.  In September 2021, the Chinese government announced issued a complete ban that restricts digital currencies trading and mining activities, citing concerns about high energy consumption and its desire to promote financial stability.  Regulators in the Inner Mongolia and other regions of China have proposed regulations that would create penalties for companies engaged in digital currency mining activities and introduce heightened energy saving requirements on industrial parks, data centers and power plants providing electricity to digital currency miners.  The effect of the China ban was a movement of those miners and their hashrates out of China and into other countries.  The United Kingdom's Financial Conduct Authority published final rules in October 2020 banning the sale of derivatives and exchange traded notes that reference certain types of digital currencies, contending that they are "ill-suited" to retail investors citing extreme volatility, valuation challenges and association with financial crime.

Foreign laws, regulations or directives may conflict with those of the jurisdiction we operate in and may negatively impact the acceptance of one or more digital assets by users, merchants and service providers and may therefore impede the growth or sustainability of the digital asset economy in the European Union, China, Japan, Russia and the

United States and globally, or otherwise negatively affect the value of digital assets that we invest in.  The effect of any future regulatory change on our business or the digital assets that we invest in is impossible to predict, but such change could be substantial and adverse to our investment and trading strategies, the value of our assets and our investment value.

HIVE Digital Technologies Ltd.
Notes to the Consolidated Financial Statements
(expressed in thousands of United States dollars unless otherwise noted and share amounts)
For the years ended March 31, 2025, and 2024.

19. Equity

(a) Authorized

Unlimited common shares without par value

Unlimited preferred shares without par value

(b)  Issued and fully paid common shares

During the year ended March 31, 2025, the Company:

  On August 17, 2023, the Company entered into an equity distribution agreement ("August 2023 Equity Distribution Agreement"). Under the August 2023 Equity Distribution Agreement, the Company may, from time to time, sell up to $90 million of common shares in the capital of the Company (the "August 2023 ATM Equity Program").
  The Company issued 12,534,457 common shares (the "August 2023 ATM Shares") pursuant to the August 2023 ATM Equity Program for gross proceeds of $37.4 million. The August 2023 ATM shares were sold at prevailing market prices, for an average price per August 2023 ATM Share of C$4.08. Pursuant to the August 2023 Equity Distribution Agreement, a cash commission of $1.1 million on the aggregate gross proceeds raised was paid to the agent in connection with its services under the August 2023 Equity Distribution Agreement. In addition, the Company incurred $2K in fees related to its August 2023 ATM Equity Program. The August 2023 Equity Distribution Agreement was terminated as of July 8, 2024.
  On October 3, 2024, the Company entered into an equity distribution agreement ("October 2024 Equity Distribution Agreement"). Under the October 2024 Equity Distribution Agreement, the Company may, from time to time, sell up to $200 million of common shares in the capital of the Company (the "October 2024 ATM Equity Program").

The Company issued 46,573,934 October 2024 ATM Shares pursuant to the October 2024 ATM Equity Program for gross proceeds of $154.9 million.  The October 2024 ATM shares were sold at prevailing market prices, for an average price per October 2024 ATM Share of $3.33 (C$4.71) Pursuant to the October 2024 Equity Distribution Agreement, a cash commission of $4 million on the aggregate gross proceeds raised was paid to the agent in connection with its services under the October 2024 Equity Distribution Agreement. In addition, the Company incurred $0.5 million in fees related to its October 2024 ATM Equity Program.

  Issued 326,644 common shares upon the exercise of restricted share units (Note 20(b)).
  Issued 100,000 common shares for proceeds of $101 pursuant to the exercise of 100,000 options at a price of $1.09 per stock option (Note 20(a)).

During the year ended March 31, 2024, the Company:

  On May 10, 2023, the Company entered into an equity distribution agreement ("May 2023 Equity Distribution Agreement").  Under the May 2023 Equity Distribution Agreement, the Company may, from time to time, sell up to $100 million of common shares in the capital of the Company (the "May 2023 ATM Equity Program").

The Company issued 1,374,700 common shares (the "May 2023 ATM Shares") pursuant to the May 2023 ATM Equity Program for gross proceeds of C$9.0 million ($6.8 million).  The May 2023 ATM shares were sold at prevailing market prices, for an average price per May 2023 ATM Share of C$6.55.  Pursuant to the May 2023 Equity Distribution Agreement, a cash commission of $0.2 million on the aggregate gross proceeds raised was paid to the agent in connection with its services under the May 2023 Equity Distribution Agreement. In addition, the Company incurred $162 in fees related to its May 2023 ATM Equity Program. The May 2023 Equity Distribution Agreement was terminated as of August 16, 2023.

  On August 17, 2023, the Company entered into an equity distribution agreement ("August 2023 Equity Distribution Agreement").  Under the August 2023 Equity Distribution Agreement, the Company may, from

HIVE Digital Technologies Ltd.
Notes to the Consolidated Financial Statements
(expressed in thousands of United States dollars unless otherwise noted and share amounts)
For the years ended March 31, 2025, and 2024.

19. Equity (continued)

  time to time, sell up to $90 million of common shares in the capital of the Company (the "August 2023 ATM Equity Program").

The Company issued 13,612,024 common shares (the "August 2023 ATM Shares") pursuant to the August 2023 ATM Equity Program for gross proceeds of C$71 million ($52.7 million).  The August 2023 ATM shares were sold at prevailing market prices, for an average price per August 2023 ATM Share of C$5.22.  Pursuant to the August 2023 Equity Distribution Agreement, a cash commission of $1.6 million on the aggregate gross proceeds raised was paid to the agent in connection with its services under the August 2023 Equity Distribution Agreement. In addition, the Company incurred $316 in fees related to its August 2023 ATM Equity Program.

  On November 29, 2023, the Company issued 345,566 common shares in connection with acquisition of assets (Note 4).
  On February 2, 2024, the Company issued 5,750,000 common shares in connection with the 2023 Special Warrants (Note 12).
  Issued 802,650 common shares upon the exercise of restricted share units (Note 20(b)). An amount of $2.6 million was reallocated from reserves to share capital in connection with the vesting of these restricted share-units.
  Issued 22,500 common shares for proceeds of C$127 ($96) pursuant to the exercise of 22,500 options at a price of C$5.66 per option. An amount of $0.1 million was reallocated from reserves to share capital in connection with the exercise of these stock options.

(c) Warrants

Following is a summary of changes in warrants outstanding for the year ended March 31, 2025:

	Warrants outstanding	Weighted average exercise price

Balance, March 31, 2022 and 2023	3,573,727	$22.92
Granted	3,220,000	5.89
Expired	(1,550,000)	13.69
Balance, March 31, 2024	5,243,727	$15.20

Reclassified to warrant liability	(5,243,727)	(15.20)
Balance, March 31, 2025	-	$-

20. Stock-based compensation

Stock-based compensation expense was comprised of the following for the years ended:

	2025	2024

Stock options	$267	$3,791
RSUs	10,621	3,458
Total	$10,888	7,249

HIVE Digital Technologies Ltd.
Notes to the Consolidated Financial Statements
(expressed in thousands of United States dollars unless otherwise noted and share amounts)
For the years ended March 31, 2025, and 2024.

20. Stock-based compensation (continued)

Transactions during the year ended March 31, 2025:

  On July 18, 2024, the Company granted 2,491,000 RSU to certain employees, officers, directors and eligible consultants of the Company with a fair value of C$5.00 per share and vesting on July 18, 2025.
  On November 5, 2024, the Company granted 2,442,000 RSU to certain employees, officers, directors and eligible consultants of the Company with a fair value of C$5.06 per share. Of these RSUs granted, 2,142,000 vest 50 percent after twelve months from the grant date, with the remaining 50 percent vesting in equal installments every three months over the following twelve months. The remaining 300,000 RSUs vest in three equal installments, every twelve months, over three years.
  On February 14, 2025, the Company granted 1,117,000 RSU to certain employees, officers, directors and eligible consultants of the Company with a fair value of C$4.01 per share and vesting on February 14, 2026.

Transactions during the year ended March 31, 2024:

  On July 6, 2023 granted 620,000 stock options to employees and officers with an exercise price of C$6.86 per share and an expiry date of July 6, 2028, which fully vested on July 24, 2023.
  On January 5, 2024 granted 241,976 RSUs to employees and officers with a fair value of C$5.56 per share that vest fully after a 12 month period.
  On January 12, 2024 granted 16,000 RSUs to an officer with a fair value of C$4.84 per share that vest fully after a 12 month period.

(a) Stock options

The Company has established a rolling Stock Option Plan (the "Plan").  Under the Plan, the number of shares reserved for issuance may not exceed 10% of the total number of issued and outstanding shares and, to any one optionee, may not exceed 5% of the issued shares on a yearly basis.  The maximum term of each option shall not be greater than 10 years.  The exercise price of each option shall not be less than the market price of the Company's shares at the date of grant.  Options granted to consultants performing investor relations activities shall vest over a minimum of 12 months with no more than a quarter of such options vesting in any 3-month period.  All other options vest at the discretion of the Board of Directors.

On April 1, 2024 the Company modified the exercise price from Canadian dollars to United States dollars of stock options that were held by employees in the United States of America and in Europe. The modification resulted in $nil additional stock based compensation expense.

Following is a summary of changes in stock options outstanding for the year ended March 31, 2025 for stock option with a CAD exercise price:

	Outstanding	Weighted average exercise price - CAD

Balance, March 31, 2023	3,073,415	$6.20
Granted	620,000	6.86
Expired	(2,400)	6.09
Forfeited	(202,600)	24.75
Exercised	(22,500)	5.66
Balance, March 31, 2024	3,465,915	$5.24

Change in exercise price	(1,605,015)	(3.32)
Expired	-	-
Exercised	-	-
Balance, March 31, 2025	1,860,900	$5.24

HIVE Digital Technologies Ltd.
Notes to the Consolidated Financial Statements
(expressed in thousands of United States dollars unless otherwise noted and share amounts)
For the years ended March 31, 2025, and 2024.

20. Stock-based compensation (continued)

Following is a summary of changes in stock options outstanding for the year ended March 31, 2025 for stock option with a USD exercise price:

	Outstanding	Weighted average exercise price - USD

Balance, March 31, 2024	$-	$-
Change in exercise price	1,605,015	2.62
Expired	(54,615)	(7.75)
Forfeited	(100,000)	(1.09)
Balance, March 31, 2025	$1,450,400	$2.53

The stock options outstanding and exercisable with CAD exercise price as at March 31, 2025, are as follows:

Outstanding	Exercisable	Exercise price - CAD	Expiry date

2,000	2,000	$15.70	February 11. 2026
337,500	337,500	5.66	August 26, 2027
50,000	50,000	10.00	March 26, 2028
470,000	470,000	6.86	July 6, 2028
400,000	400,000	3.10	September 18, 2028
100,000	100,000	1.35	December 21, 2028
200,000	200,000	1.45	February 10, 2030
20,000	20,000	1.90	May 29, 2030
1,400	1,400	10.80	December 24, 2030
60,000	60,000	18.35	April 29, 2031
180,000	126,000	18.50	October 7, 2031
40,000	26,667	25.35	November 10, 2031
1,860,900	1,793,567

The stock options outstanding and exercisable with CAD exercise price as at March 31, 2025, are as follows:

Outstanding	Exercisable	Exercise price - USD	Expiry date

50,400	50,400	$4.36	August 26, 2027
1,000,000	1,000,000	1.23	September 14, 2027
130,000	130,000	5.14	July 6, 2028
200,000	200,000	1.09	February 10, 2030
30,000	30,000	20.03	April 6, 2031
20,000	6,667	20.36	November 10, 2031
20,000	20,000	16.61	December 9, 2031
1,450,400	1,437,067

The following weighted average assumptions were used for the valuation of the stock options:

	2025	2024

Stock price (C$)	-	6.86
Risk-free interest rate	0.00%	4.00%
Expected life (years)	-	5.00
Annualized volatility	0%	131%
Dividend rate	0.00%	0.00%

HIVE Digital Technologies Ltd.
Notes to the Consolidated Financial Statements
(expressed in thousands of United States dollars unless otherwise noted and share amounts)
For the years ended March 31, 2025, and 2024.

20. Stock-based compensation (continued)

(b) Restricted share-units

The Company has established a Restricted Share Unit Plan (the "RSU Plan").  Under the RSU Plan, together with any other share compensation arrangement, the number of shares reserved for issuance may not exceed 10% of the total number of issued and outstanding shares and, to any one optionee, may not exceed 5% of the issued shares on a yearly basis.  Currently, the RSU Plan has a limit of 2 million shares, which is not rolling.  The Board may in its own discretion, at any time, and from time to time, grant RSUs to any employee, director or consultant of the Company or its subsidiaries (collectively, "Eligible Person"), other than persons conducting investor relations activities, from time to time by the Board, subject to the limitations set forth in the RSU Plan.  The Board may designate one or more performance periods under the RSU Plan.  In respect of each designated performance period and subject to the terms of the RSU Plan, the Board may from time to time establish the grant date and grant to any Eligible Person one or more RSUs as the Board deems appropriate.

The fair value of restricted shares units (RSUs) is generally measured as the grant date price of the Company's share.

Following is a summary of changes in restricted share units outstanding for the year ended March 31, 2025:

Outstanding

Balance, March 31, 2023	$1,928,530
Granted	257,976
Cancelled	(3,000)
Exercised	(802,650)
Expired	(1,800)
Balance, March 31, 2024	$1,379,056

Granted	6,050,000
Exercised	(326,644)
Balance, March 31, 2025	$7,102,412

HIVE Digital Technologies Ltd.
Notes to the Consolidated Financial Statements
(expressed in thousands of United States dollars unless otherwise noted and share amounts)
For the years ended March 31, 2025, and 2024.

21. Loss per Share

Income per common share represents net income for the year divided by the weighted average number of common shares outstanding during the year.

Diluted income per share is calculated by dividing the applicable net income by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the year.

	Year ended
	March 31, 2025	March 31, 2024

Basic weighted average number of common shares outstanding	127,942,571	90,005,128
Diluted weighted average common shares outstanding	127,942,571	90,005,128

22. Finance Expense

Finance expenses were comprised of the following for the years ended:

	2025	2024

Interest and accretion on convertible loan	1,654	2,412
Interest on loans payable	422	399
Interest on term loan	214	213
Total	2,290	3,024

23. General and Administrative Expenses

General and administrative expenses were comprised of the following for the years ended:

	2025	2024

Management fees, salaries and wages	$3,542	$3,006
Marketing	2,157	1,298
Office, administration and regulatory	5,400	4,697
Professional fees, advisory and consulting	5,549	4,203
Total	$16,648	$13,204

24. Operating and maintenance costs

Operating and maintenance cost were comprised of the following for the years ended:

	2025	2024

Digital currency mining	$82,041	$73,570
High performance computing hosting	6,118	2,738
Total	$88,159	$76,308

HIVE Digital Technologies Ltd.
Notes to the Consolidated Financial Statements
(expressed in thousands of United States dollars unless otherwise noted and share amounts)
For the years ended March 31, 2025, and 2024.

25. Supplemental cash flow information

	2025	2024

Non-cash transactions:
Share consideration issued for acquisition	$-	$1,088
Recognition of ROU assets and lease liabilities	$552	$250
Reclassification of warrant liability from equity	$5,112	$-
Reclassification of derivative liability to equity	$120	$-

Interest paid	1,358	1,555
Income taxes paid	1,387	687

26. Fair value measurements

The fair values of investments were measured using the cost, market or income approaches. The investments measured at fair value are classified into one of the three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values, with the designation based upon the lowest level of input that is significant to the fair value measurement.  The three levels of the fair value hierarchy are:

Level 1 Inputs: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2 Inputs: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level 3 Inputs: Unobservable inputs for the asset or liability (Unobservable inputs reflect management's assumptions on how market participants would price the asset or liability based on the information available).

Valuation of Assets that use Level 2 Inputs ("Level 2 Assets").  The fair value of Level 2 Assets would use the quoted price from the exchanges which the Company most frequently uses, with no adjustment.

At the year end the Company classified its financial assets into the following levels:

	As at March 31, 2025			As at March 31, 2024
Assets	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Cash	-	23,226		-	9,678	-
(i) Digital currencies (Note 7)	$-	$181,146	$-	$-	$161,645	$-
(ii) Investments (Note 5)	21,016	-	429	5,356	-	576
Derivative asset (Note 7)	-	-	1,300	-	-	-
	$21,016	$204,372	$1,729	$5,356	$171,323	$1,618

Liabilities
Warrant liability	$-	$-	$716	$-	$-	$-
Convertible loan-derivative component	-	-	-	-	-	120
	$-	$-	$716	$-	$-	$120

(i)  The fair value of the Company's digital assets are determined by the price at 12:00 AM CET, per coinbase.com.

(ii) The Company's investments classified as level 3 fair value measurements consist of investments in preferred stock, convertible notes and common stock.  For the Company's common stock investments:

  Various Black Scholes models were utilized; and
  A prior transaction approach was used for others; some adjusted.

HIVE Digital Technologies Ltd.
Notes to the Consolidated Financial Statements
(expressed in thousands of United States dollars unless otherwise noted and share amounts)
For the years ended March 31, 2025, and 2024.

26. Fair value measurements (continued)

A verified prior transaction is initially given 100% weighting in a fair value conclusion (if completed at arm's length), but subsequently such weighting is adjusted based on the merits of newly observed data.  As a result, in the absence of disconfirming data, an unadjusted prior transaction price may not be considered "stale" for months or, in some cases, years.

Level 3 Continuity

The following is a reconciliation of Level 3 assets and liabilities:

Level 3 Continuity	Fair value at March 31, 2025	Fair value at March 31, 2024
Investments
Balance, at April 1	$576	$350
Transfer to Level 1	(133)
Additions		250
Foreign exchange	(2)	(23)
Change in fair value	(12)	(1)
Balance, at March 31	$429	$576

Derivative asset
Balance, at April 1	$-	$-
Additions	2,000	-
Change in fair value	(700)	-
Balance, at March 31	$1,300	$-

Warrant liability
Balance, at April 1	$-	$-
Additions - reclassification from equity	5,112	-
Change in fair value	(4,352)	-
Balance, at March 31	$760	$-

27. Digital Currency and Risk Management

Digital currencies are measured using Level 2 inputs

Digital currency prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the global political and economic conditions.  The profitability of the Company is directly related to the current and future market price of coins; in addition, the Company may not be able liquidate its inventory of digital currency at its desired price if required.  A decline in the market prices for coins could negatively impact the Company's future operations.  The Company has not hedged the conversion of any of its coin sales or future mining of digital currencies.

Digital currencies have a limited history and the fair value historically has been very volatile.  Historical performance of digital currencies is not indicative of their future price performance.  The Company's digital currencies currently mainly consist of Bitcoin.  The table below shows the impact for every 5% variance in the price of Bitcoin on the Company's earnings before tax, based on the closing price at March 31, 2025.

Impact of 5% variance in price
Bitcoin	$9,037

For the security of its digital currencies, the Company uses the services of two institutions through custodial agreements, one located in Liechtenstein and another in the United States.

HIVE Digital Technologies Ltd.
Notes to the Consolidated Financial Statements
(expressed in thousands of United States dollars unless otherwise noted and share amounts)
For the years ended March 31, 2025, and 2024.

28. Segmented Information

The Company's CODM is its President and CEO.  The Company operates in one segment, with two revenue streams being the mining and sale of digital currencies and high-performance computing hosting.  The Company uses net income as measures of profit or loss on a consolidated basis in making decisions regarding resource allocation and performance assessment.  Additionally, the Company's CODM regularly reviews the Company's expenses on a consolidated basis.  The financial metrics used by the CODM help make key operating decisions, such as determination of digital asset purchases and significant acquisitions and allocation of budget between cost of revenue and general and administrative expenses.

External revenues are attributed by geographical location, based on the country from which services are provided.

March 31, 2025	Canada	Sweden	Paraguay	Iceland	Switzerland	Bermuda	Total

Revenue from digital currency mining	$-	$-	$-	$-	$-	$105,236	$105,236
High performance computing hosting	-	-	-	-	-	10,043	10,043
	$-	$-	$-	$-	$-	$115,279	$115,279

March 31, 2024	Canada	Sweden	Paraguay	Iceland	Switzerland	Bermuda	Total

Revenue from digital currency mining	$-	$-	$-	$-	$-	$111,044	$111,044
High performance computing hosting	-	-	-	-	-	3,421	3,421
	$-	$-	$-	$-	$-	$114,465	$114,465

The Company's plant and equipment are located in the following jurisdictions:

March 31, 2025	Canada	Sweden	Paraguay	Iceland	Switzerland	Bermuda	Total

Plant and equipment	$101,311	$25,953	$75,581	$-	$-	$3	$202,848
ROU asset	1,837	3,661	-	-	-	48	5,546
	$103,148	$29,614	$75,581	$8	$-	$51	$208,394

March 31, 2024	Canada	Sweden	Paraguay	Iceland	Switzerland	Bermuda	Total

Plant and equipment	$74,425	$19,529	-	$1,367	$-	$35	$95,356
ROU asset	3,552	3,946	-	-	-	90	7,588
	$77,977	$23,475	-	$1,367	$-	$125	$102,944

HIVE Digital Technologies Ltd.
Notes to the Consolidated Financial Statements
(expressed in thousands of United States dollars unless otherwise noted and share amounts)
For the years ended March 31, 2025, and 2024.

29. Subsequent Events

Subsequent to the year ended March 31, 2025, the Company entered into an amended and restated equity distribution agreement (the "Amended Equity Distribution Agreement") among Keefe, Bruyette & Woods, Inc., Stifel Nicolaus Canada Inc., Canaccord Genuity, Roth Canada, Inc., B. Riley Securities, Inc., and Northland Securities, Inc. (collectively, the "Agents"). The Amended Equity Distribution Agreement restates and supersedes the previous equity distribution agreement (the "October 2024 Agreement"), among the Company and the Agents, pursuant to which the Company sold common shares of the Company (the "Common Shares") for aggregate proceeds of US$180.8 million. Pursuant to the Amended Equity Distribution Agreement, the Company may sell up to US$119.2 million of Common Shares (the "ATM Program").

Subsequent to the year ended March 31, 2025, the Company issued 35,039,119 October 2024 ATM Shares pursuant to the October 2024 ATM Equity Program for gross proceeds of $64.5 million.  The October 2024 ATM shares were sold at prevailing market prices, for an average price per October 2024 ATM Share of $1.84 (C$2.54). Pursuant to the October 2024 Equity Distribution Agreement, a cash commission of $0 million on the aggregate gross proceeds raised was paid to the agent in connection with its services under the October 2024 Equity Distribution Agreement.

On April 17, 2025, the Company granted 2,797,000 RSU to certain employees, officers, directors and eligible consultants of the Company with a fair value of C$2.05 per share and vesting on April 17, 2026.

On April 21, 2025, the Company received a covenant amendment from its lender in relation to the Atlantic Term Loans maintained by HIVE Atlantic Datacentres Ltd. As part of this modification, the lender formally withdrew the following financial covenants:

  A minimum working capital ratio of 1.20:1
  A maximum long-term debt to tangible net worth ratio of 2.00:1

The following covenant remains in effect and must be maintained at all times:

  A minimum debt service coverage ratio to EBITDA of 1.50:1

As at March 31, 2025, HIVE Atlantic Datacentres Ltd. was in compliance with the required debt service coverage ratio covenant.

Subsequent to March 31, 2025, the Company paid the remaining balance owing to ANDE for its deposit on the power purchase agreement.

Subsequent to the year ended March 31, 2025, the Company issued 600,000 common shares for total proceeds of $735 pursuant to the exercise of 500,000 options at a price of $1.25 per stock option and 100,000 options at a price of $1.10 per stock option.